Filed Pursuant to Rule 425
Filing Person: Pinnacle Financial Partners, Inc.
Subject Company: Captial Mark Bank & Trust
Commission File No. 000-31225

Additional Information and Where to Find It

In connection with the proposed merger, Pinnacle Financial Partners, Inc. ("Pinnacle") intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the "SEC") to register the shares of Pinnacle common stock that will be issued to CapitalMark's shareholders in connection with the transaction. The registration statement will include a proxy statement/prospectus (that will be delivered to CapitalMark's shareholders in connection with their required approval of the proposed merger) and other relevant materials in connection with the proposed merger transaction involving Pinnacle Bank and CapitalMark Bank & Trust ("CapitalMark").

INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PINNACLE, CAPITALMARK AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents once they are available through the website maintained by the SEC at http://www.sec.gov. Free copies of the proxy statement/prospectus also may be obtained by directing a request by telephone or mail to Pinnacle Financial Partners Inc., 150 3rd Avenue South, Suite 980, Nashville, TN 37201, Attention: Investor Relations (615) 744-3742 or CapitalMark, 801 Broad St., Chattanooga, TN 37402, Attention:  Investor Relations (423) 386-2828.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Forward-Looking Statements

All statements, other than statements of historical fact included in this presentation, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  The words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking including statements about the benefits to Pinnacle of the proposed merger transaction, Pinnacle's future financial and operating results (including the anticipated impact of the merger on Pinnacle's earnings and tangible book value) and Pinnacle's plans, objectives and intentions.  All forward-looking statements are subject to risks, uncertainties and other facts that may cause the actual results, performance or achievements of Pinnacle to differ materially from any results expressed or implied by such forward-looking statements.  Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the merger may not be realized or take longer than anticipated to be realized, (2) disruption from the merger with customers, suppliers or employee relationships, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (4) the risk of successful integration of the two companies' businesses, (5) the failure of CapitalMark's shareholders to  approve the merger, (6) the amount of the costs, fees, expenses and charges related  to the merger, (7) the ability to obtain required governmental approvals of the proposed  terms of the merger, (8) reputational risk and the reaction of the parties' customers to the proposed merger, (9) the failure of the closing conditions to be satisfied, (10) the risk that the integration of CapitalMark's operations with Pinnacle's will be materially delayed or will be more costly or difficult than expected, (11) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by Pinnacle's issuance of additional shares of its common stock in the merger and (13) general competitive, economic, politics of and market conditions.  Additional factors which could affect the forward looking statements can be found in Pinnacle's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K filed with or furnished to the SEC and available on the SEC's website at http://www.sec.gov.  Pinnacle and CapitalMark disclaim any obligation to update or revise any forward-looking statements contained in this release which

PINNACLE FINANCIAL PARTNERS, INC.

Moderator:Terry Turner
April 8, 2015
10:00 a.m. ET

Operator:	Good day, ladies and gentlemen. Welcome to the Pinnacle Financial Partners CapitalMark acquisition investors conference call. Hosting the call today from Pinnacle Financial Partners is Mr. Terry Turner, President and CEO of Pinnacle. He is joined by Harold Carpenter, Chief Financial Officer of Pinnacle.

Please note the release announcing Pinnacle's proposed acquisition of CapitalMark and this morning's presentation are available on the investor relations page of Pinnacle's Web site at www.PNFP.com.  Today's call is being recorded and will be available for replay on Pinnacle's Web site for the next 90 days.

At this time, all participants have been placed in a listen-only mode.  The floor will be open for your questions following the presentation.  If you would like to ask a question at that time, simply press star then one on your touchtone phone.  Analysts will be given preference during the Q&A.  We ask that you please pick up your handsets to allow optimal sound quality.

Before we begin, Pinnacle does not provide earnings guidance or forecasts.  During this presentation we may make comments which may constitute forward-looking statements.  All forward-looking statements are subject to risks, uncertainties, and other factors that may cause actual results, performance, or achievements of Pinnacle Financial to differ materially from any results expressed or implied by such forward-looking statements.

Many of such factors are beyond Pinnacle Financial's ability to control or predict, and listeners are cautioned not to place undue reliance on such forward-looking statements.

A more detailed description of these and other risks is contained in the press release announcing the transaction and in Pinnacle Financial's most recent annual report on Form 10-K.  Pinnacle Financial disclaims any obligation to update or revise any forward-looking statements contained in this presentation, whether as a result of new information, future events, or otherwise.

In addition, these remarks may include certain non-GAAP financial measures as defined by SEC Regulation G.  The presentation of the most directly comparable GAAP financial measures and a reconciliation of the non-GAAP measures to the comparable GAAP measures will be available on Pinnacle Financial's Web site at www.PNFP.com.

At this time, I would like to hand the conference over to Mr. Terry Turner.  Sir, you may begin.

Terry Turner:	Thank you, operator. Good morning. We appreciate you joining us to talk about what we believe is a very important strategic transaction for our firm: entry into the Chattanooga market by way of acquiring CapitalMark Bank & Trust, which is headquartered there, and I believe the single-best target for Pinnacle in the state.

To put it in context, we laid out our long-term plan in some detail on last quarter's earnings call.  In addition to highlighting our intent to expand to Chattanooga and Memphis, we commented on four key items of import for investors.  We commented on our continued focus on bottom-line results and preliminary it looks like we've had a great first quarter.  We will finalize earnings and discuss those on our regularly scheduled earnings call in two weeks.

We indicated that we were strategically focused on advancing our CRE business.  Much like the C&I business, we see an opportunity to become the bank of choice in our markets versus the large regionals that currently dominate that space.

On the call, I discussed the fact that we were in late-stage recruitment of the person that we intended to lead that effort and during the first quarter we have, in fact, made that hire: John Cannon, who previously ran the CRE business for U.S. Bank for the state of Tennessee.

And he has lifted out another key lender from Regions, a portfolio manager from SunTrust, and a processor from SunTrust, so we've now made all four critical hires and are off and running.  Again, we would expect that to represent at least an additional $500 million to $600 million of assets over the next couple of years not previously in our run rate.

We talked about our willingness to grow beyond $10 billion in assets overall.  This acquisition should propel us north of $7 billion at closing.

We talked about increasing our capital allocation to fee businesses that can further drive shareholder value.  During the first quarter we completed and announced our investment in BHG, which is projected to yield 7 percent to 9 percent accretion.  Again, earnings not previously in our run rate.  We will talk more about that in our Q1 earnings call in two weeks.

We have also discussed the fact that we had made a couple of key hires at the first part of the year to launch our capital markets group, which will focus primarily on assisting owner-managed businesses with their capital formation, M&A, and business valuations.  To that end, we have filed our broker-dealer application during the first quarter and expect to be underway by Q3.

So as you can see, we are aggressively executing our plans and putting in the key building blocks that are necessary to build a $13 billion to $15 billion bank across the four urban markets of Tennessee.  We will take a minute to provide a quick geography lesson for those of you that are not very familiar with the state of Tennessee.

As you look at the map, you can see that Tennessee is a long, skinny state.  A number of you have heard this bit of trivia before, but to help you gain perspective, if you are in Bristol, Tennessee, which is at the northeast corner of the state, you are closer to Canada than to Memphis, Tennessee, which is in the southeast corner of the state.

We've publicly discussed for a long time now our desire to operate in four urban markets of Tennessee: Nashville, Knoxville, Chattanooga, and Memphis.  So this acquisition is really a very important puzzle piece for us.  It gives us the third urban market in between Nashville and Knoxville.

A lot of you have heard me say over the years that what we do at Pinnacle is get up underneath large regional banks in large urban markets and take their best people and best clients.  As you can see, we face essentially the same cast of competitors in each of the four targeted markets and have proven highly effective against these competitors in both Nashville and Knoxville.  Just like Pinnacle in Nashville, CapitalMark has been the fastest-growing bank in Chattanooga and is now positioned as the largest local alternative, just behind number three, Regions.

In my opinion, CapitalMark is the single-best target for Pinnacle in Tennessee's four urban markets.  As I just mentioned, it has been the fastest-growing bank in Chattanooga since its inception with very strong balance sheet CAGRs.  But the thing that is really important to me is that they figured out the riddle as it relates to both growth and profitability with a 1 percent ROAA and a 59 percent efficiency ratio.  They are positioned in the market behind First Tennessee, SunTrust, and Regions, two of whom have lost share since CapitalMark's inception in 2007.

CapitalMark has been executing a strategy that looks much like Pinnacle's.  They are very commercially focused and compete based on the experience and quality of their relationship managers.  We will talk more about that in just a minute.

And most importantly, it's an attractive financial opportunity for our firm.  It is immediately accretive to earnings with approximately 5 percent long-term accretion to EPS.  It's less than 2 percent dilutive to day-one tangible book value with less than a 2.5 year earnback period, and it represents roughly a 20 percent IRR.  So this is a great opportunity for our firm.

I don't want to spend too much time on this slide, but you can see that CapitalMark has been producing Pinnacle-like organic growth since its inception in 2007.  They released first-quarter results yesterday with similar metrics: loans were up 24 percent over prior year, DDAs up 31 percent year-over-year.  And as you would expect, these are important numbers to me because it's difficult to find firms that have the potential to actually accelerate Pinnacle's growth rate.

Here you can see excellent earnings growth, a strong net interest margin, which was actually 3.85 percent in the first quarter of 2015; an ROAA that has now climbed to roughly 1 percent the last two quarters; and a firm that is exhibiting the same kind of operating leverage that we have focused on at Pinnacle the last three years with an efficiency ratio now in the high 50s.

As you can see, asset quality is good: 90 basis points of NPLs to loans.  Net charge-offs of 50 basis points or less each of the last three years and an outstanding first quarter as well.

For those of you that have followed our company for any length of time you know that much of our performance management centers on being a top quartile performer.  This chart compares CapitalMark's asset, loan, and deposit growth to that of peers, banks that were formed from 2003 to 2008.

As you can see, CapitalMark is a top quartile performer in terms of each growth metric, and as I mentioned a moment ago, given Pinnacle's current projected growth rate, it's difficult to find targets that won't dilute our growth rates.  But CapitalMark produces Pinnacle-like growth, generally against the same competitors with whom we compete in Nashville and Knoxville.

We talk really every quarter about our performance against our long-term or sustainable business model.  In general, we have targeted an ROAA in the range of 1.20 percent to 1.40 percent, and the key metrics that drive that return are a net interest margin of 3.70 percent to 3.90 percent; noninterest income to assets of 80 to 100 basis points; noninterest expenses to assets of 220 to 240 basis points; and net charge-offs of 15 to 35 basis points.

As you can see, CapitalMark is generally operating in that range.  The principal shortfall against the targets is the noninterest income to asset ratio.  At just 38 basis points, we see meaningful opportunities to offer our full slate of treasury management products to their business clients; wealth management products, particularly brokerage and insurance, to their business owners; client swap products and the like.  While we see meaningful opportunities, no revenue synergies are required to deliver the accretion that we billboarded earlier.

Most of you have heard me say this before, and I've already said it once today, what we do is get up underneath vulnerable regional competitors and take their best people and best clients.  On the top part of this slide you see two charts that we have used for some time now that really demonstrate the vulnerability of the large regional banks that dominate the market.  They are all highlighted in blue, and most have net share losses since our entry into the market.

Really more importantly, our success is the fastest-growing in our market since 2000 in the case of Nashville and 2007 in the case of Knoxville.  As you can see on the bottom of the slide, CapitalMark has done almost exactly the same thing against generally the same competitors.  They have been the fastest-growing since their inception in 2007 and have now climbed to number four behind the three regionals that dominate that market and have become the largest local alternative.

Like Pinnacle, the way they have done that is to recruit a large cadre of the best-known bankers in the market.  The average experience of the key client-facing relationship managers is 20 years, much like Pinnacle.
My personal belief about the best way to recruit the best bankers in the market is to be the best, and that is exactly what CapitalMark has done.  And, so we are really excited to have an opportunity to continue leveraging their reputation and position in that market.

I'm going to stop here and let Harold develop how this approach has really shaped their balance sheet and then move into transaction specifics.  Harold?

Harold Carpenter:	Thanks, Terry. I'm going to spend some time comparing the business mix of the two companies and then get into some information about the transaction.

This is the usual loan pie chart you probably see in a lot of merger presentations, but hopefully you'll agree that the business mix between the two companies is remarkably similar.  And if you compare this chart to similar charts from other deals, at least for me, may represent two of the most closely-aligned franchises that have entered into a merger transaction in recent memory.

Some highlights: C&I and CRE owner-occupied, which are loans where the underwriting is primarily focused on the cash flows of the business, represent 55 percent for Pinnacle compared to 49 percent for CapitalMark.  Commercial loan categories make up 68 percent of our portfolio compared to 68 percent for CapitalMark.  Very similar franchises from a client selection perspective.

So why is that important?  It basically means we speak the same language.  The relationship managers and the credit administrators don't have to be retrained or educated on some new dialect in order to serve their client base, which we believe is a meaningful advantage as we seek to grow market share as a combined firm.

Deposits.  Again, two firms that have a very similar business mix and compete every day for high-quality business operating accounts, business owner manager checking accounts, as well as their employee checking accounts.  CapitalMark has a deep funding base with loyal clients; we just need more.

During due diligence we and CapitalMark both believe that maintaining a solid core funding base in Chattanooga, Cleveland, Oak Ridge, and Knoxville is critical to our ongoing success.  Thus, you are likely to see us invest in additional office locations over the next few years to help bolster our core funding strategy.

Now getting more into the details of the transaction.  The primary consideration items are detailed above and, for the most part, were in last night's press release.  We began discussions as to pricing at the end of last year and began to settle on a fixed exchange ratio as the most appropriate pricing methodology in January, which I believe is when everyone got on board with the 0.5 exchange ratio.

As it turned out, with the run-up in our shares and the excellent first-quarter performance that CapitalMark had, the transaction multiples come in at about 2.04 tangible book and 19 times earnings.  Obviously, the Boards of both companies have been overwhelmed with comparables from recent M&A transactions and so it's basically one of picking the the peer group.  But, generally, the tangible book value is higher than median and the P/E ratio is closer to median.

We believe we have a very fair transaction given the high quality of the CapitalMark franchise.  All in all, we also believe both shareholder groups are being rewarded with this transaction.

We've got contracts with the three leaders of their firm and are looking to add another independent director to the Pinnacle Board with Charlie Brock.  We are very excited and look forward to Craig, Kenny, and Ryan participating in the leadership of our combined firm as well as the contributions Charlie will make to our Board of Directors.  Information regarding these individuals is provided in the appendix.

You can also expect closing around the end of September or first of October, but, candidly, it could occur much sooner.  At this time we obviously do not expect any speed bumps regarding the combination of these two firms, as both have strong reputations as well as relationships with the various regulatory organizations.

As to the business case, we believe at close we are looking at issuing 3.3 million PNFP shares.  With a 90/10 transaction structure, the stock component amounts to around $147 million and cash amounts to around $16 million.  They also have 1.7 million outstanding options with a weighted average exercise price of $8.82, which will be rolled over into approximately 860,000 Pinnacle options with the weighted average price of around $17.63.

As a result, stock options make up about $23.2 million of the total transaction value.  Our preliminary calculations are that CapitalMark stock options will add about 520,000 shares to our fully-diluted EPS weighted average share count at close.  Collectively, it is about $187 million transaction.

Additionally, our plans are to redeem the SBLF fairly quickly following close as we work through all of those requirements over the next few months.  Any discussions about maintaining the SBLF through the 2017 reprice date were very brief and irrelevant to the transaction.  So considering the $16 million required for close, $18 million for the SBLF, we will be looking at a potential debt issuance and considering whether that is something we should explore between now and the closing date.

A key point in all of this is that CapitalMark does not have a holding company, so the SBLF is at the Bank so that provides slightly more flexibility when it comes to funding the merger requirements.  The primary purchase accounting assumptions we have used in our modeling are detailed above.  We will be focusing on getting to a more precise answer for these items over the next few months as the close date becomes more in focus.

The synergy case involved an anticipated 30 percent cost save.  We have forecasted no revenue synergies, but believe we have meaningful opportunities in wealth management and other fee categories.  As to expenses, we focused on the 2017 – 2016-2017 expense forecast and have a high degree of confidence that we can achieve our targets.  We have had numerous meetings with the leadership of CapitalMark going through the expense book line by line.

Systems conversions are currently anticipated for late first quarter or early second quarter 2016.  At the end of the day, the operating environment we expect will resemble what we currently have in our Knoxville franchise.  As to merger-related expenses, the customary items are included, including executive contracts, system conversion expenses, settlement of various leases, so on and so forth.

We won't spend a lot of time here as there is much information on the slide.  Obviously, the due diligence process is all about risk identification and mitigation.  We designed the process along the same lines as our enterprisewide risk management process so that we could analyze the risk in a manner similar to how we carry out our own processes at Pinnacle.

As you might expect, much of the due diligence occurred off-site via data room as well as one-on-one meetings with CapitalMark leadership.  What may be a little different from other merger transactions at other firms is that the leadership of the Pinnacle basically carried out our due diligence effort.  As you might expect, Pinnacle and CapitalMark personnel are very familiar with one another, and in some cases, have been coworkers at previous employers.  This helped the process evolve even more smoothly.

CapitalMark is an exceptional bank with a very enviable track record.  Our due diligence process resulted in a conclusion supporting a well-run organization with a strong risk management culture.

Now the good stuff.  We think we have a conservative business case.  We think Chattanooga, as well as Cleveland and Oak Ridge, represent three new markets that have the capacity for outsized growth.  You already know how big of a fan we are about Knoxville and its opportunities, and look forward to integrating CapitalMark's Knoxville professionals with our Pinnacle team.

As I mentioned, we did not include any revenue synergies, but we have been talking all along with CapitalMark leadership about the hiring process and developing recruiting pipelines to add to our salesforce in these markets.  CapitalMark has been on a strong run and believe they will continue to grab market share in various markets so we are not counting on any slowdown in that growth trajectory.

We are anticipating, given our integration plan, system conversions in the March/April 2016 timeframe; thus, full realization of the synergy case will occur in 2017.  And as a result, anticipated fully-diluted EPS accretion in the 4 percent to 5 percent range in that year.

We are incurring slight dilution to tangible book, but will earn it back over the next 2.5 years.  Capital ratios, especially tangible and Tier 1, remain in very strong shape.  For the cost of capital crowd, a significant internal rate of return at 20 percent with an 18 P/E multiple as the terminal value after almost 5 years of performance.

With that I will turn it back over to Terry to wrap up.

Terry Turner:	OK. Thanks, Harold. Well, we have talked for many years about our desire to find our way to the four urban markets of Tennessee:Nashville, Knoxville, Chattanooga, and Memphis. Obviously, this is a really important puzzle piece for us.

I believe we have also been transparent about our long-term plans; our desire to build a $13 billion to $15 billion bank across those four markets.  We tried to outline the key pieces that are necessary to bring that about, and so finding our way to Chattanooga is a critical component of that.

And as you've heard me say, I can't imagine that we could find a better target to find our way to Chattanooga than CapitalMark.  CapitalMark is an ideal partner for us because they know how to produce both growth and profitability; because their market position puts us in a great spot to continue taking share from vulnerable regional competitors that currently dominate that market; because they are tightly focused on the commercial and affluent segments that we serve best; and most of all, because it begins immediately building value for our long-term shareholders.

So, Harold, with that I will stop and we will take questions, operator.

Operator:	Thank you Mr. Turner. The floor is now open to your questions. If you would like to ask a question at the time, please press star then one on your touchtone telephone. Analysts will be given preference during the Q&A. Again, we do ask that while you pose your question that you pick up the handset to provide optimal sound quality. Again, if you'd like to ask a question, please press star, then one.

Your first question comes from Matt Olney from Stephens.

Matt Olney:	Thanks, good morning, guys. Congratulations. Terry, as you think about your various growth markets within Tennessee, do you think that growth is going to be relatively well-balanced amongst those three major markets? Or will the Nashville market still be kind of the larger loan generator by dollar just given its size?

Terry Turner:	Well, I would expect – again, if you push it out to 2022 or whatever and think about a $13 billion to $15 billion company, my guess is that it would be relatively balanced between Knoxville, Chattanooga, and Memphis; my belief is. In a straw man you would project to somewhere between $2 billion and $3 billion in assets in those markets. Then the remainder would come in Nashville.

Nashville, of course, is the biggest –  the largest market.  It's the fastest-growing market, and our longevity here, we've got a great head start in terms of the asset book.

Matt Olney:	That's helpful. And then within CapitalMark's executives and lenders, any themes or additional color in terms of where the bankers came from originally a few years ago? It sounds like there were some big bank backgrounds similar to Pinnacle going back several years.

Terry Turner:	Well, that's true. Craig Holley was, I would say, a journeyman banker with AmSouth/Regions and ran their market in Chattanooga. That was the position he left in order to form this company. Kenny Dyer is a long-time banker in the Chattanooga market.

He has been the President – he was the President of Pioneer Bank, which was one of the larger locally-owned banks going back into the 1990s.  And that bank was sold to First American.  You probably remember that Harold and I were with that company.

Kenny has – was also the President for Regions in that market in Chattanooga.  And so, again, he has been a banker of prominence with a couple of banks down there, but again we have had connections with Kenny as well.

Then Ryan Murphy, who will also join our team and is currently for CapitalMark, really running their wealth management business, he is also a long-time banker in that market and was with Regions for an extended period of time.  So as you think through that you can see pretty meaningful connections.

Matt Olney:	OK, yes. That's helpful, Terry. Thank you.

Operator:	Our next question comes from Kevin Fitzsimmons from Hovde Group.

Kevin Fitzsimmons:	Listen, obviously we get the rationale on why this was very important for you guys. Can you give us any kind of (technical difficulty) on why this might have been the right time or the right option for CapitalMark?

It seemed like, as you point out, they were very successful in achieving growth and profitability in a relatively – their relatively short life for them.  And I would think that one option they were looking at was going public themselves.  With a lot of growth on the runway, I'm just wondering what that motivation for them might have been.

Terry Turner:	I wouldn't want to necessarily speak for the CapitalMark Board, but I do think it's fair to say that I think your assessment is right. First of all, they have been highly successful, which means they generally had lots of opportunities. And when I say lots of opportunities, I think they have been through thought processes about should we go public.

As you can guess, they would have some need for capital.  They had the SBLF out in front of them and a high-growth company, much like Pinnacle in its early days, was always a capital starved of the company that had to keep going back to the market and back to the market.  So I think it was a decision point for them about what's the best way to capitalize on the opportunity that they saw.

And so I think they just – again, you have to make a choice: you want to run a public company or you want to join with somebody else that is running a public company.  And I think they chose the latter.

My guess is – and again I don't want to speak for them – but my guess is that, absent Pinnacle, it might have been a harder choice for them.  My only point about that is what we do and what they do are so similar.

It's not like they are having to give up their dream and give up their competitive approach and those kinds of things.  Whereas were they to join with some other regional bank, there probably would – I think they might be less confident in the ability to integrate the companies and culture and the business model and all those kinds of things.

Kevin Fitzsimmons:	OK, fair point. Just a quick follow-up. You guys up have been out of the M&A game for a while, but you've been very vocal in really hinting to the market that you were looking more at this, especially with Chattanooga in mind.

Now that you have done this deal, should our takeaway be – is there's just generally more broad interest in M&A – in other words, you're just more open to it in general if you find adjacent or opportunities adjacent to your current markets or in your current markets?  Or was this a unique opportunity just to get a good quality, sizable company that you could use as the foundation to enter a market?

Terry Turner:	Kevin, it was certainly the latter. In other words, this was a unique opportunity and it was a strategic puzzle piece for us. Again, I don't want to oversell or overdramatize, but I really – you can look at those balance sheets and you can look at their success in the marketplace and you can look at their approach to hiring experienced bankers and those kinds of things and say, hey, that is odd that you would have a company so closely aligned. So it truly is a unique opportunity.

But, Kevin, I don't know; I guess I'd just go back and say what I feel like I have been saying for several years now.  Our intent is to build a $13 billion to 15 billion company.  We intend to operate in for urban markets: Nashville, Knoxville, Memphis, and Chattanooga.

We now have one market left, which is Memphis.  I will say the same thing about it that I have said for some time.  We can go there either by de novo or we could go by acquisition, or we could do some combination of the two.  And the timing on that is really a function of when the opportunity is.

We have been patient.  It's not a new message that we desire the Memphis market.  We've talked about that for a very long time.  Literally, since the inception of the Company.

I have always said I don't feel compelled to be there at any time.  I don't need to be there by 2014 or 2015 or 2016 or something like that.  It's all about the opportunity.  And so I think I have used these words before, if I had the opportunity next week, I would go.  I still feel the same way.

So I don't – I guess, Kevin, I am trying to be as clear as I know how to be.  Again, we are trying to build out a big company in four urban markets.  We are primarily an organic grower; that is primarily what I think about.  But we do have an advantaged stock and if we find either de novo opportunities or to do a large lift out or to acquire a bank, we would do that again.

Kevin Fitzsimmons:	OK, great. Thank you.

Operator:	Our next question comes Andy Stapp from Hilliard Lyons.

Andy Stapp:	Good morning and congratulations. The 30 percent cost saves were a little higher than I would've thought given that you are only – you are closing one branch, I understand, but you are retaining the personnel in Knoxville. Is that correct? If you could just provide some more color on your cost saves.

Harold Carpenter:	Yes, Andy, we had a lot of conversations with the leadership at CapitalMark on what we call the synergy case. We feel pretty confident about where we all settled in on what the synergy case looks like.

They do an outsource arrangement on their data processing, so we obviously get to collect that.  So, there's a lot of different categories in that amount rather than just headcount.  So I know that when these kind of transactions occur, everybody is focused on the salary line.  We, literally, went down that P&L line by line and have plans and processes to eliminate not just compensation, but also all over the P&L.

Andy Stapp:	OK. And CapitalMark's loan growth has been outpacing deposit growth by a wide margin. How do you foresee loan growth being funded post acquisition?

Terry Turner:	That's a great question, Andy. I think one of the things that we highlighted there when you compare the P&L model to our long-term or sustainable business model, one of the principal gaps there is the noninterest income to assets. And so generally what you find is those fees go hand-in-hand with deposit acquisition and total banking relationships.

And so my belief is that CapitalMark has done an extraordinary job by hiring the best bankers in the market, recruiting the best clients in the market.  However, they have not had other capabilities.  We will add to their sophisticated – we will add sophisticated treasury management capabilities to their existing capabilities, which should not only drive up fee income among existing clients, but put them in a position to garner still more clients.

And, obviously, we will do the same with our other wealth management businesses and so that focus on complete relationship will be an important part of how we go forward together.  Generally, we find in the same segment that they are serving in Chattanooga, in Nashville we're essentially able to self-fund that.

And so I believe that is the way the market dynamics work.  I think it's really more about making sure that we've got all the product capabilities in place, which Pinnacle does, and bringing focus to key deposit acquisition strategies that we have used here.

Andy Stapp:	OK, great. All my other questions have been answered. Congrats again.

Operator:	Our next question comes Will Curtiss from SunTrust.

Will Curtiss:	I guess the first question is kind of a follow-up to Kevin's. Just wanted to see if you guys could – given this deal is the first one you've done in some time, maybe talk about your approach to this deal and then possibly maybe the appetite for future deals. And I guess what I – maybe asking it a different way would be how comfortable would you be announcing another deal while you are going through the integration process?

Terry Turner:	I guess that was a lot of stuff, but maybe I'll just start at the end, Will, and if I don't get all your things answered there, jump back in.

I guess my thought about the thrust of your question is are we comfortable doing this transaction and would we be comfortable taking on more transactions?  I think I will take a minute and talk about our previous integration.

For those that are unfamiliar with our history, we have made two acquisitions: one in 2006, March of 2006, and one in November of 2007.  Both of those transactions had real estate concentrations, concentrations in residential real estate specifically.  And I think – again, for those that have followed the stock for a long time are well familiar with the fact that we took meaningful losses in that recessionary period, 2008, 2009, 2010; through that period because of our concentration in residential real estate.

And so I guess I have been criticized, our firm has been criticized for having made flawed acquisitions.  I guess – if I can say this, Will – and, again, it's not my intent to be defensive about those things at all.  My belief is those acquisitions were good acquisitions.

If you were to pick apart and understand how much of my whatever it is $2.40 in earnings per share comes out of Rutherford County, which is where we made the Calvary acquisition, and how much of it comes out of east and west of our footprints here in Nashville, you would be I think blown away by the value of what was created in those acquisitions.

And certainly we took losses because of residential real estate concentration, but the truth is we bought valuable franchises that are still producing extraordinary value for our shareholders.  And the truth is we integrated them well.  We kept all our people that we wanted to keep.  We kept all the clients we wanted to keep.  When I say all, I mean virtually all.

Again, I think anybody that is close to the transactions would say, hey, that was a fabulous job integrating those companies.

So anyway, I rambled through that just to give you background to say, hey, look, some people – and everybody is welcome to have their own opinion – will say, hey, those other integrations weren't so good because you lost money.  I would say we lost money because we had a residential real estate concentration.  It was the worst time in history to have a residential real estate concentration.

It had very little to do with the value of those franchises or very little to do with the due diligence or very little to do with a flawed acquisition.  I just think it had to do with a concentration.  So that said, my belief is our company knows how to integrate banks well.  We've got really experienced people that are capable of doing it.

This effort will be led by Hugh Queener, who is our Chief Administrative Officer.  Hugh has got a background having installed bank software, literally, all over the Western Hemisphere.  He is highly capable of doing these integrations and my belief is we will get it done.

Will, I guess on down to the next point about would we be comfortable taking on other integration risk.  We would be comfortable taking on other integration risk.  Again, I go back to the answer that I've said over and over and over, which is we go when there's an opportunity.  You don't always control when the opportunities are; you just have to seize the opportunities that exist.

And so we certainly – as I have answered just a few minutes ago, whenever we have the opportunity to go to Memphis then we would go to Memphis, either by acquisition or by de novo.

And I might make one other comment when you think about, well, how much horsepower do you have and can you take those things on.  Again, sort of harkening back to an unhappy time there and working through a difficult credit situation.  We mobilized a great group of people that worked us through that difficult time I think as fast and as well as any bank in the country did.  They are highly capable people.

We are not working on that stuff anymore and so we have resource available to work on these initiatives.  Again I would just put this in context and go back and say you know for the good or the bad of it, we see an extraordinary opportunity in the state of Tennessee specifically in four urban markets.  We think we can build out a big company.  We think we can build out a highly profitable company that is going to produce extraordinary shareholder value, and we are about putting those building blocks in place as quickly as we can.

Will Curtiss:	Great, thank you. That was very helpful. Then, Harold, maybe this one is for you. Just wanted to get your thoughts on the margin and kind of what the assumptions are in your projections for 2016 and 2017.

Harold Carpenter:	As far as our assumptions that went into our business case for CapitalMark, or just how this may –? How this may impact the total margin?

Will Curtiss:	Well, just in terms of the deal, yes.

Harold Carpenter:	OK. We had some time to spend on that. We think that CapitalMark is going to be a little more liability-sensitive than we are, so we are going through some planning efforts right now to figure out at closing what we can do to kind of bolster their asset sensitivity and how that might impact their margin.

But to be honest, Will, we are not contemplating any reductions in their margins.  Of course, net interest income will always trump margin for us, but we think we can still operate that particular piece of our combined business at the margins that we've got.

I think on the funding side, their costs are a little higher than ours.  So we think over time as we develop more of our core funding platform, in the Chattanooga market especially, we will be able to keep margins where they are.

Will Curtiss:	OK, thanks. Then my last one is on the BHG investment. Can you maybe talk a little bit about that and then also if you see opportunities to leverage that investment?

Terry Turner:	Will, let me do this. On BHG I will just say quickly in answer to the question, we do see opportunities to leverage the investment, but if it's OK with you, let us develop that topic on the earnings call here in a couple of weeks.

Will Curtiss:	Sure, no problem.

Operator:	Our next question comes Peyton Green from Sterne Agee.

Peyton Green:	Yes, good morning. Congratulations on what looks like a great likeness and fit of a very solid bank in a good market. I guess my question is just it's been certainly a very active quarter from a corporate development or strategy perspective. How are you seeing the opportunity landscape relative to where you were six months ago?

Terry Turner:	Peyton, are you asking is there more M&A opportunity?

Peyton Green:	Yes, basically. And whether it's something like BHG or like CapitalMark. Just what is the variety and then the quality like?

Harold Carpenter:	Let me say this. I think on the BHG front, in my opinion, it's difficult to necessarily develop a strategy where you can go replicate those sorts of transactions. But we do go through a thoughtful strategic planning process. We are aware of other opportunities that have the potential to augment our fee income, and we will just pursue those over time.

But that's really more a function of specific opportunity than something that's just broadly going on in the market.

I think in terms of bank M&A, I would say honestly I don't know to what extent the transactions will get done, but I do – I would say that there's a lot more M&A chatter than in recent past.

And on your question as it relates to quality, Peyton, it's a little hard to address that because, as you know we have been very cautious and judicious about acquisitions and who can fit with our company and those kinds of things.  And so we have always said, hey, it's not like there's a huge long list of targets out here for us, even though there might be a lot of –.

We have been called with opportunities to look at a lot of deals that we have either not looked at all or we might've signed an NDA on and not bid on just because it was so foreign to what we do.  So I would say there's a lot more activity but it still remains a limited number of targets for us.

Peyton Green:	Sure, OK. And then congratulations on adding Charlie to your Board. He should be a great resource for you. Thank you for taking my questions.

Operator:	Our next question comes Brian Martin from FIG Partners.

Brian Martin:	Congratulations. Terry, maybe just one last question. Most of my other stuff has been answered. But just Chattanooga, as far as how many branches you need in that market and just size over time, what you expect – what size you can get to in that market over time relative to your $13 billion to $15 billion long-term plan, can you give a little color on that?

Terry Turner:	Yes, our intent is to build out a $2 billion to $2.5 billion bank in Chattanooga. Our suspicion is that we would need at least five offices to build that out. I don't – it's kind of like I said about Knoxville, I'm not sure what the number in Knoxville is. It's a number like 10, it might be eight or 12, but I think in the case of Chattanooga it's a number like five. It might be four or six, but something like that.

Brian Martin:	OK, that's all I had. Thanks, guys.

Operator:	Thank you. I'm showing no further participants in queue at this time. I would like to hand the conference back over for closing remarks.

Terry Turner:	Operator, we don't, I don't think, really have any closing remarks. We appreciate everybody's participation with us on the call.

Operator:	Thank you, sir. Ladies and gentlemen, this concludes our program for today. You may all disconnect and have a wonderful day.

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